Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Mr. Dale A. Thatcher
EVP, Treasurer, & Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

Re: **Selective Insurance Group, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Form 10-Q for the quarter ended June 30, 2009
       DEF 14A filed March 26, 2009
       File No. 1-33067

Dear Mr. Thatcher:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Investments, page 64

1.   In a table on page 65, you disclose that $1.1 billion or 32% of your investment portfolio is comprised of special revenue fixed income securities of municipalities. We understand that special revenue securities are generally not

backed by the full faith, credit, and taxing authority of a jurisdiction. As a result, please revise your disclosure to:

- describe the nature of the activities supporting these types of investments in your portfolio;

- provide the magnitude of your investments based on reasonable groupings of the underlying activities supporting the securities;

- discuss the potential collectibility risks associated with underlying activities and the general slow-down in the economy; and

- indicate the extent to which you acquired any insurance covering the principal or debt service of these investments.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(e) Fair Values of Financial Instruments, page 89

2.   You disclose that you use pricing services to assist you in determining fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how much and why you adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 4. Investments, page 93

3.   In your note (h) on page 96 and in MD&A, please enhance your disclosures with respect to your alternative investments as follows:

- Provide a more robust description of each investment strategy; and

- Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk.

Signatures, page 127

4.   Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities. If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature. If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.

Form 10-Q for the quarter ended June 30, 2009

Note 5. Investments, page 8

5.   In your discussion on page 14 of the methodology and significant inputs used to measure the amount of OTTI recognized in earnings, please revise your disclosure to include quantification of the significant inputs used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2. In addition, clarify how the discount rate is determined.

6.   In your note (c) you indicate that you have held-to-maturity investments in CMBS that have been in a loss position for greater than 12 months and that have unrealized losses equating to approximately 72% of amortized cost. In addition, on page 48 you identify the five individual security holdings with the largest unrealized loss balances. The unrealized losses for these securities as a percentage of amortized cost range from approximately 45%-90%. Please revise your disclosure in MD&A to specifically discuss why these investments are not other-than-temporarily impaired. In this regard, it would appear that the large discounts from your cost bases are not solely indicative of the widening of interest spreads in the market.

Note 9. Federal Income Taxes, page 20

7.   In your rate reconciliation, a significant component of your tax provision in each year is attributed to "interim period tax rate adjustment." Please revise your disclosure here or in MD&A to disclose what comprises these rate adjustments. In addition, please reference for us how your accounting for these adjustments, as

impacting your effective tax rate, is appropriate under GAAP. Please reference for us the authoritative literature you rely upon to support your accounting.

Results of Operations and Related Information by Segment
Review of Underwriting Results by Line of Business
Personal Lines Results, Page 35

8.   You disclose a combined ratio of 104.1% for your personal line of business for the six months ended June 30, 2009. In addition, it appears from your disclosure on page 60 of your 2008 Form 10-K that you experienced combined ratios ranging from 102.6% to 112.9% during 2006, 2007 and 2008. Please tell us why this is not indicative of a premium deficiency requiring you to write off some or all of your deferred policy acquisition costs and/or recording an additional liability for this line of business.

DEF14A filed March 26, 2009

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Elements of Current Compensation
Annual Cash Incentive Program, page 22

9.   In the discussion of your annual cash incentive program, we note that you disclose that three of the six corporate strategic initiatives for 2008 were achieved. Please confirm that you will disclose in your future proxy or 10-K filings, which specific corporate strategic initiatives or goals were achieved. Further, we note that some of the stated strategic initiatives for 2008 are quantifiable, including the achievement of a premium target in a specified market segment and the achievement of targeted pricing goals. To the extent goals are quantifiable; your disclosure should state the numerical target, unless such disclosure would be competitively harmful. Please confirm that, to the extent goals are quantifiable, you will disclose the numerical targets in your future proxy or 10-K filings. If you believe such disclosure would cause competitive harm, please provide an analysis supporting that determination.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant